EXECUTION COPY

             GLOBAL SECURITY RISK SCREEN AND CERTIFICATION AGREEMENT

      THIS GLOBAL SECURITY RISK SCREEN AND CERTIFICATION AGREEMENT (the "Agreement"), dated March 28, 2005 (the "Effective Date"), is made and entered into by and between CONFLICT SECURITIES ADVISORY GROUP with its principal place of business located at 1920 L Street, N.W., Suite 210, Washington, DC 20036 ("CSAG") and THE ROOSEVELT INVESTMENT GROUP, INC., with its principal place of business located at 317 Madison Avenue, Suite 1004, New York, New York 10017 ("Roosevelt").

                                    RECITALS

      Whereas, Roosevelt is the manager of the Fund; and

      Whereas, Roosevelt wishes to engage CSAG to perform the Screening and Certification Services to screen the Fund for Global Security Risk; and

      Whereas, CSAG wishes to perform such services pursuant to the terms and conditions of this Agreement.

      Now therefore, in consideration of the above recitals and the mutual covenants and agreements herein, the parties agree as follows:

                                    AGREEMENT

1. DEFINITIONS. Capitalized terms shall have the meanings set forth below unless defined elsewhere in this Agreement.

      "Assumed Screening and Certification Fee" means the fee which is equal to the Screening and Certification Fee that would have been payable (had the Agreement not been terminated) during the five calendar quarters immediately succeeding the calendar quarter in which this Agreement is terminated.

      "Average Daily Balance" means the arithmetic average, in U.S. dollars, of the daily closing value of the total underlying investments in the Fund for the period in question.

      "Cause" shall mean (i) CSAG's continuing failure to perform its duties and obligations hereunder in a material respect, provided that Roosevelt notifies CSAG of such failure to perform and CSAG fails to correct such failure within thirty (30) days of the date of such notice from Roosevelt; (ii) CSAG or any employee, director, officer or agent of CSAG engaging in conduct constituting fraud, willful misconduct or gross negligence in connection with the performance of this Agreement; (iii) the conviction of any of CSAG's officers or directors (or their plea of nolo contendere) to any felony; or (iv) the death or permanent disability of Roger W. Robinson, or his failure to serve as President and CEO of CSAG.

      "CSAG Marks" means the trademarks and logos provided by CSAG to Roosevelt under this Agreement, but only in the forms so provided.

      "Current Investment" means any company in which the Fund, at the time in question, holds or owns an ownership or investment interest.

      "Fund" means Roosevelt's investment fund known as the Bull Moose Growth Fund and any successor thereto.

      "Global Security Risk" means the risk to corporate share value or reputation stemming solely from: (1) a company's ties to current U.S. State Department-designated terrorist-sponsoring states; or (2) a company's publicly-identified ties to proliferation-related concerns regarding weapons of mass destruction and ballistic missiles; each as designated by CSAG.

      "Good Reason" means (i) a termination of this Agreement under Section 3.2 for failure of Roosevelt to timely dispose of any Non-Conforming Company; (ii) Roosevelt's continuing failure to perform its duties and obligations hereunder in a material respect, provided that CSAG notifies Roosevelt of such failure to perform and Roosevelt fails to correct such failure within thirty (30) days of the date of such notice from CSAG; or (iii) Roosevelt or any employee, director, officer or agent of Roosevelt engaging in conduct constituting fraud, willful misconduct or gross negligence in connection with the performance of this Agreement.

      "Initial Screening and Certification Services" shall have the definition ascribed to it in Section 2.1.

      "Management Fee" means any investment, advisory or management fees charged by Roosevelt against the Fund for management of the Fund.

      "Monthly Report" means the monthly list, that Roosevelt is required to deliver to CSAG pursuant to Section 3.4 of all the Fund's investments.

      "Non-Conforming Company" means any company that is exposed to Global Security Risk. The determination of whether a company is exposed to Global Security Risk is in the sole discretion of CSAG.

      "Notice of Trading Activity" means the notice, that Roosevelt is required to deliver to CSAG pursuant to Section 3.4 upon any Fund transaction.

      "Ongoing Screening and Certification Services" means the services listed in Section 2.2.

      "Originating Party" shall have the meaning ascribed to it in Section 4.1.

      "Receiving Party" shall have the meaning ascribed to it in Section 4.1.

      "Screening and Certification Fee" means the fee to be paid by Roosevelt to CSAG for services provided pursuant to the terms of this Agreement. The amount of the Screening and Certification Fees is specified in Section 5.1.


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

      "Screening and Certification Services" means both Initial Screening and Certification Services and Ongoing Screening and Certification Services.

      "SEC" means the Securities and Exchange Commission.

      "Termination Date" means the effective date of any termination pursuant to
Section 7.

      "Termination Fee" means the fee payable to CSAG by Roosevelt in accordance with Section 5.4.

2. OBLIGATIONS OF CSAG.

      2.1 Initial Screening and Certification Services. Within 10 days after the Effective Date, CSAG shall provide Roosevelt with the following services: (i) a screen of the then-current investment portfolio of the Fund and an identification of which companies in the Fund are Non-Conforming Companies; (ii) a full company profile including information and content determined by CSAG for any company held in the Fund that is designated as a Non-Conforming Company;
(iii) a summary of the findings of CSAG's screen of the provided portfolio; (iv) a password ("Password") to access CSAG's electronic database of Non-Conforming Companies, such database containing each Non-Conforming Company, the securities of which are traded on any nationally recognized exchange as such database may be updated by CSAG from time to time (the "CSAG Database"); and (v) a letter of certification in the form attached as Exhibit A of this Agreement (the "Certification Letter" and collectively with the other services listed above, the "Initial Screening and Certification Services"). The Password shall be deemed Confidential Information of CSAG.

      2.2 Ongoing Screening and Certification Services. Upon receipt of each Monthly Report and any Notice of Trading Activity, CSAG shall review the portfolio of the Fund to determine whether any Current Investment has become a Non-Conforming Company. To the extent CSAG becomes aware that a Current Investment has become a Non-Conforming Company, CSAG shall so notify Roosevelt with an email summary of the Non-Conforming Company within one (1) business day of becoming aware of the existence of a Current Investment in a Non-Conforming Company. Within five (5) days of such email summary, CSAG shall provide Roosevelt with (i) a full company profile for the newly designated Non-Conforming Company, and (ii) an updated Certification Letter (collectively, the "Ongoing Screening and Certification Services"). Roosevelt acknowledges and agrees that the foregoing shall not relieve Roosevelt of its obligation to access the CSAG Database to determine whether a company that Roosevelt intends to become a Current Investment is a Non-Conforming Company.

      2.3 Updated CSAG Database. At any time during the term of this Agreement that CSAG determines the occurrence of a change in the status of a Non-Conforming Company in the CSAG Database or an additional Non-Conforming Company that must be added to the CSAG Database, CSAG will, after verifying such pursuant to CSAG's standard procedures, update the CSAG Database and shall provide, or cause to be provided, notice to Roosevelt that it has updated the CSAG Database within two (2) business days of so doing.


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

      2.4 Updated Letters of Certification. CSAG agrees to provide to Roosevelt updated Certification Letters as reasonably requested by Roosevelt.

      2.5 Information Requests. CSAG and Roosevelt have, as of the date hereof, entered into a solicitation agreement meeting the requirements of Rule 206(4)-3 of the Investment Advisers Act of 1940, as amended, under which CSAG has agreed to refer to the Fund potential investors who have expressed an interest in investing in a Global Security Risk-free fund. CSAG will be available to discuss Global Security Risk, developments in this field and other information relating to its business processes and methodology with prospective and existing investors of the Fund. CSAG is obligated to comply with reasonable requests for information, where CSAG is specifically requested to do so by Roosevelt, solely for the purpose of explaining its methodology and procedures in providing the Screening and Certification Services. Such information shall be deemed Confidential Information of CSAG. CSAG will make no representation other than as set forth above. CSAG may represent to any person inquiring about CSAG's methodology in connection with the Fund that it has no management authority whatsoever over the Fund and that it is not an investment adviser.

      2.6 License; CSAG Marks. Subject to the terms and conditions of this Agreement, CSAG grants to Roosevelt a non-exclusive, non-transferable, revocable, world-wide, royalty-free license (without the right to grant sublicenses) to use the CSAG Marks solely for notification and marketing to current Fund investors and marketing to potential investors regarding the beneficial certification of the Fund as having and maintaining a Global Security Risk-Free portfolio. Roosevelt agrees to state in appropriate places on all materials using the CSAG Marks that the CSAG Marks are trademarks of CSAG and to include the symbol (TM) or (R) as appropriate, as designated by CSAG on Exhibit B hereto. CSAG grants no rights in the CSAG Marks other than those expressly granted in this Section 2.6. Roosevelt acknowledges CSAG's exclusive ownership of the CSAG Marks. Roosevelt agrees not to take any action inconsistent with such ownership and to cooperate, at CSAG's request and expense, in any action which CSAG deems necessary or desirable to establish or preserve CSAG's exclusive rights in and to the CSAG Marks. Roosevelt will not adopt, use, or attempt to register any trademarks or trade names that are confusingly similar to the CSAG Marks or in such a way as to create combination marks with the CSAG Marks. Roosevelt will provide CSAG with samples of all products and materials that contain the CSAG Marks prior to their public use, distribution, or display for CSAG's quality assurance purposes and will obtain CSAG's approval before such use, distribution, or display; provided, however, that CSAG will be deemed to give its approval if it does not respond to Roosevelt's submission of product and material samples within five (5) business days of receipt. At CSAG's request, Roosevelt will modify or discontinue any use of the CSAG Marks.

3. OBLIGATIONS OF ROOSEVELT.

      3.1 Investment Management. The investment management of the Fund is in the sole discretion and solely the obligation of Roosevelt and Roosevelt assumes all costs and liability therefor.

      3.2 Disposal of Investments in Non-Conforming Companies. If (i) Roosevelt invests the Fund in a Non-Conforming Company listed as such in the CSAG Database, or (ii) CSAG provides notice to Roosevelt that the Fund holds a Current Investment that has become a Non-Conforming Company pursuant to Section 2.2, Roosevelt shall have five (5) business days to sell or otherwise liquidate the Fund's position or holdings in such Current Investment. If Roosevelt fails to sell or otherwise liquidate the Fund's position or holdings in such Current Investment within that five (5)-day period, then Roosevelt shall be required to send to each Fund investor within five (5) days a written notice in the form attached as Exhibit C ("Investor Notice"). In such event, CSAG shall have no further obligations or liability with respect to performing Screening and Certification Services thereafter and this Agreement shall terminate.


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

      3.3 No Change in Management Fees. The charge for Management Fees that Roosevelt assesses against the Fund is determined by Roosevelt, in its sole discretion, provided, however, that for the term of this Agreement, Roosevelt agrees that it will not increase the percentage basis of any Management fees that it charges the Fund as a result of entering into this Agreement.

      3.4 Reports of Fund Investments and Notices of Fund Trading. To assist CSAG in its obligations under Section 2.2, Roosevelt will issue, or will cause to be issued, (a) a report to CSAG within ten (10) days of the end of each calendar month that identifies and confirms the investments of the Fund as of the month-end (the "Monthly Report"); and (b) a report to CSAG of any Fund transaction resulting in an acquisition of a new security, made as soon as possible but in no case later than ten (10) business days from the date of such transaction (the "Notice of Trading Activity").

      3.5 Roosevelt Assistance. Roosevelt agrees to provide all information and resources reasonably requested by CSAG in the performance of its obligations hereunder.

4. CONFIDENTIALITY AND PROTECTION OF INTELLECTUAL PROPERTY.

      4.1 Confidential Information. Each party hereto hereby agrees that all information, whether or not in writing, concerning each party's business, technology, proprietary methodology, business relationships or financial affairs which the disclosing party has not released to the general public (collectively, "Confidential Information") is the exclusive property of the originating party ("Originating Party"). Each party hereto hereby acknowledges that all such Confidential Information is exclusively for internal use by each receiving party ("Receiving Party") and each Receiving Party agrees to use best efforts to ensure that the Confidential Information, whether in printed or electronic format, will not be made available, in whole or in part, to any other institution, firm or individual, other than the Receiving Party's Board of Directors, legal representatives or employees, except as necessary to comply with a specific legal or regulatory requirement, or court order. Before making any permitted disclosure pursuant to a specific legal or regulatory requirement or court order, the Receiving party shall give written notice to the Originating Party and shall afford the Originating Party a reasonable opportunity to protect its interests. CSAG acknowledges, however, that as a Registered Investment Adviser under U.S. Federal Securities Laws, Roosevelt is subject to regular audits by the SEC and that during such audits, CSAG agrees that Roosevelt may disclose to the SEC the Confidential Information described herein, as may be required by the SEC.


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

      The parties acknowledge and agree that due to the unique nature of the Confidential Information, there can be no adequate remedy at law for any breach of Section 4 of this Agreement, which breach may result in irreparable harm to Originating Party, and therefore, that upon any such breach or any threat thereof, the Originating Party shall be entitled to appropriate equitable relief (without the requirement of posting a bond), in addition to whatever remedies the Originating Party might have at law.

      4.2 Protection of CSAG's Intellectual Property Rights. Roosevelt acknowledges and agrees that CSAG's Confidential Information includes, but is not limited to, the CSAG Database and CSAG's methodology in compiling the CSAG Database. CSAG acknowledges and agrees that Roosevelt is entering into this Agreement for the purpose of marketing CSAG's findings to existing investors and to attract potential investors. Roosevelt will not (i) include information or data from CSAG's research services in any written, optical or electronic database that is available to any other institution, firm or individual, or (ii) use any CSAG information for any consulting, marketing or new product or services development purposes, unless Roosevelt submits samples of such databases or marketing materials to CSAG and CSAG approves such samples. Such approval will be deemed given if Roosevelt does not receive a response from CSAG within five (5) business days of submitting such samples. Roosevelt's use of all such CSAG information shall be pursuant to terms and conditions agreed to by the parties.

5. PAYMENT TERMS.

      5.1 Screening and Certification Fee. Roosevelt shall pay, from its own account and not from a Fund account, on a quarterly basis a Screening and Certification Fee to CSAG in an amount equal to one-half of the Management Fee that Roosevelt receives from the Fund only for such calendar quarters that the Average Daily Balance of the Fund for that quarter exceeds $8 million. If for any such quarter the Average Daily Balance of the Fund is less than $8 million dollars, CSAG shall not be entitled to any Screening and Certification Fee for that quarter.

      5.2 Payment Terms. Within 30 days after the end of each calendar quarter, Roosevelt shall pay to CSAG the Screening and Certification Fee earned by CSAG pursuant to Section 5.1 during such calendar quarter.

      5.3 Method of Payment. The payment of Screening and Certification Fees shall be made in U.S. Dollars, and shall be made by check or bank transfer to the order of CSAG or in such other currency or by such other means as the parties may agree in writing.

      5.4 Payment upon Termination by Roosevelt without Cause, upon Termination by CSAG for Good Reason or upon Roosevelt's Sale of the Management Relationship of the Fund. In addition to any other payments due CSAG under this Section 5, Roosevelt shall, pursuant to this Section 5.4, be required to pay CSAG a Termination Fee if (i) Roosevelt terminates this Agreement, other than for Cause; (ii) CSAG terminates for Good Reason; or (iii) Roosevelt sells or otherwise delegates or transfers its interest as investment manager of the Fund during the term of this Agreement.

            (a) Termination Fee upon Termination by Roosevelt without Cause or by CSAG for Good Reason. If (i) Roosevelt terminates the Agreement without Cause or (ii) CSAG terminates the Agreement with Good Reason, whereupon the Average Daily Balance of the Fund as of the Termination Date is equal to or exceeds $8 million, then Roosevelt shall pay CSAG a Termination Fee equal to the Assumed Screening and Certification Fee. Any Termination Fee earned by CSAG pursuant to this Section 5.4(a) shall be paid by Roosevelt on a quarterly basis, within 30 days after the end of each calendar quarter.


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

            (b) Termination Fee upon Sale of the Management Relationship of the Fund. If, prior to the expiration of the term of this Agreement, Roosevelt sells or otherwise delegates or transfers its interest as investment manager of the Fund, whereupon the Average Daily Balance of the Fund as of the Termination Date is equal to or exceeds $8 million, the Termination Fee shall be fifty percent (50%) of the net proceeds to Roosevelt upon such sale or transfer.

      5.5 No Termination Fee. If (i) CSAG terminates this Agreement without Good Reason, (ii) Roosevelt terminates this Agreement for Cause or (iii) Roosevelt terminates this Agreement with Cause or CSAG terminates this Agreement for Good Reason at any time prior to the time at which the Average Daily Balance of the Fund exceeds $8 Million, Roosevelt will have no liability to CSAG for any Termination Fee.

      5.6 Fees Payable Through Date of Termination. Upon the termination of this Agreement for any reason Roosevelt shall pay to CSAG the Screening and Certification Fees earned by CSAG through the date of termination.

      5.7 Expenses and Reimbursements. Roosevelt and CSAG shall be responsible for all of their respective expenses incurred by each in connection with the implementation and performance of their duties and obligations under this Agreement, subject only to the following: if the Average Daily Balance of the Fund is less than $8 million for the period beginning on the Effective Date and ending on December 31, 2005, then CSAG agrees to pay a reimbursement fee ("Reimbursement Fee") equal to one-half of one percent, or fifty basis points (0.50%), multiplied by the amount by which the Average Daily Balance of the Fund for such period is less than $8 million, provided that, in no case shall the Reimbursement Fee be greater than $20,000, and in no case shall CSAG be required to pay any Reimbursement Fee related to a period subsequent to CSAG's receipt of written notice of termination from Roosevelt pursuant to Section 7.2 or the Termination Date, whichever is sooner.

      5.8 Reports. Within thirty (30) days after the end of each calendar quarter, Roosevelt will provide, or will cause to be provided to, CSAG a written report stating (a) the Average Daily Balance of the Fund during such quarter and
(b) any other information that may be required to determine whether Roosevelt is paying the correct amount of Screening and Certification Fees.

      5.9 Audits. CSAG will have the right, during normal business hours and upon at least ten (10) days prior notice, to have an independent audit firm selected by CSAG and reasonably acceptable to Roosevelt audit Roosevelt's records relating to Roosevelt's activities pursuant to this Agreement in order to verify that Roosevelt has paid to CSAG the correct amounts owed under this Agreement and otherwise complied with the terms of this Agreement. CSAG recognizes that Roosevelt retains the services of Unified Fund Services to act as administrator of the Fund and that Unified Fund Services keeps all such books and records. Roosevelt shall use its reasonable best efforts to cause Unified Fund Services to comply with any audit requested by CSAG pursuant to this
Section 5.9. Any audit requested by CSAG under this Section 5.9 will have to be conducted at the convenience of Unified Fund Services. The audit will be conducted at CSAG's sole expense. Provided Roosevelt agrees with the amount, if any, showing due and owing by the audit, Roosevelt will promptly pay to CSAG any such amount. All information learned by CSAG and its audit firm is Confidential Information under this Agreement and subject to the provisions of Section 4, provided that CSAG may disclose such information in connection with any claim or proceeding to recover amounts owed hereunder.


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

6. INDEMNIFICATION.

      6.1 Indemnification By Roosevelt. Roosevelt agrees to defend, indemnify and hold harmless CSAG and its employees, officers, directors and agents from and against any and all liability, losses, claims, expenses, demands, or damages of any kind, resulting directly or indirectly from (a) any material breach by Roosevelt of its obligations, duties and responsibilities under this Agreement;
(b) any noncompliance with applicable laws or regulation regarding the sale, marketing or operation of the Fund; (c) any gross negligence, fraud or willful misconduct by Roosevelt or its employees or agents; and (d) any third party claim pertaining to: (i) Roosevelt's management of the Fund (including any and all investment decisions related thereto); (ii) any representation, warranty, promise or assurance made or granted by Roosevelt to any Fund investor other than relating to the certification by CSAG described in this Agreement; and
(iii) the financial performance of the Fund.

      6.2 Indemnification By CSAG. CSAG agrees to defend, indemnify and hold harmless Roosevelt and its employees, officers, directors and agents from and against any and all liability, losses, claims, expenses, demands, or damages of any kind, resulting directly or indirectly from (a) any material breach by CSAG of its obligations, duties and responsibilities under this Agreement; and (b) any gross negligence, fraud or willful misconduct by CSAG or its employees or agents.

7. TERM AND TERMINATION.

      7.1 Term. This Agreement shall commence on the Effective Date and shall remain in effect indefinitely until terminated by written notice of either party, pursuant to Section 7.2.

      7.2 Termination. CSAG may terminate this Agreement, effective immediately upon written notice to Roosevelt, for Good Reason. Roosevelt may terminate this Agreement, effective immediately, upon written notice to CSAG, for Cause. Each of CSAG or Roosevelt may terminate this Agreement at any time for its convenience, for no reason or for any reason, upon delivery of sixty (60) days written notice.

      7.3 Effect of Termination. Termination of the Agreement for any reason shall not affect obligations that have accrued as of the date of termination. Sections 1, 4, 5.4, 5.5, 5.6, 6, 7.3 and 8 shall survive termination or expiration of the Agreement. Upon termination of this Agreement for any reason,
(a) Roosevelt and CSAG immediately shall cease (i) the use of all Confidential Information and related documentation; and (ii) shall promptly return to the Originating Party all Confidential Information, related documentation and other materials provided by the Originating Party; and (b) Roosevelt shall cease marketing the Fund as being screened by CSAG and shall send an Investor Notice to each Fund investor notifying them that the Fund will no longer be screened.

8. LIMITATION ON LIABILITY. EXCEPT FOR LIABILITY UNDER SECTION 6, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, EXEMPLARY, RELIANCE OR CONSEQUENTIAL DAMAGES, INCLUDING ANY LOST PROFITS, WHICH MAY ARISE OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF WHETHER EITHER PARTY KNEW OR SHOULD HAVE KNOWN OF THE LIKELIHOOD OF SUCH DAMAGES OCCURRING. EXCEPT FOR LIABILITY UNDER SECTION 6, IN NO EVENT SHALL EACH PARTY'S TOTAL CUMULATIVE LIABILITY FOR ANY DAMAGES EXCEED IN THE AGGREGATE SCREENING AND CERTIFICATION FEES PAID BY ROOSEVELT TO CSAG UNDER THIS AGREEMENT DURING THE PREVIOUS YEAR, REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, NEGLIGENCE, STRICT LIABILITY, TORT, PRODUCTS LIABILITY OR OTHERWISE.

9. GENERAL.

      9.1 Limited Exclusivity Period. For the period beginning with the Effective Date of this Agreement and ending on the six-month anniversary of the Effective Date, CSAG shall not provide Screening and Certification Services or any similar services to any other mutual fund manager for the purpose of screening another mutual fund for Global Security Risk. After the six-month anniversary of the Effective Date, CSAG shall be free to provide Screening and Certification Services or any similar services to any other mutual fund manager. This Section 9.1 shall not prohibit CSAG from providing any Screening or Certification Services or any similar services to any institutional (other than a mutual fund) or individual investor.

      9.2 Compliance with Laws. Roosevelt and CSAG will maintain high standards of professionalism and will at all times comply with all applicable laws and regulation in performing their obligations under this Agreement.

      9.3 Governing Law and Venue. This Agreement shall be governed by the laws of the State of New York, excluding its conflict of laws principles.

      9.4 Independent Contractor. CSAG's relationship to Roosevelt is that of an independent contractor, and neither party is an agent or partner of the other. Nothing contained in this Agreement shall be construed to give either party the power to direct or control the day-to-day activities of or bind the other. Neither party shall be liable to any third party in any way for any engagement, obligation, contract, representation, transaction, negligent act or omission to act, of the other except as expressly provided herein or required by law.

      9.5 Assignment. Neither this Agreement nor any of the parties' rights or duties hereunder may be assigned or otherwise transferred without prior written consent. Any attempted assignment or transfer without such consent shall be null and void.

      9.6 Amendments and Modifications. This Agreement may not be amended or modified except in a written document signed by an authorized representative of both parties.


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

      9.7 Severability. If any provision of this Agreement is for any reason held unenforceable or invalid then this Agreement shall be construed as if such provision were not contained herein.

      9.8 Notices. All notices required by or relating to this Agreement shall be in writing and shall be sent to the parties to this Agreement at their addresses set forth herein or to such other address as either party may substitute by written notice to the other, delivered in person or by certified or registered mail or electronic mail. All notices, except those made by email, shall be deemed delivered upon the earlier of actual receipt or three (3) days after deposit of such notice, properly addressed, postage prepaid, in the local mail, overnight courier, facsimile or delivered personally. Any communication or notice by email shall be effective when sent if either acknowledged by return email or if contemporaneous delivery is made by any of the other means of notice herein. All notices or communications which are required hereunder shall be sent to the following addresses:

                  Conflict Securities Advisory Group
                  1920 L Street, N.W.
                  Suite 210
                  Washington, DC  20036

                  Or by email to:  apener@conflictsecurities.com

                  The Roosevelt Investment Group, Inc.
                  317 Madison Avenue
                  Suite 1004
                  New York, New York 10017

                  Or by email to: asheer@rooseveltinvestments.com

      9.9 Force Majeure. Any delay or failure in the performance of any duties or obligations of either party (except the payment of money owed) shall not be considered a breach of this Agreement if such delay or failure is due to a labor dispute, fire, earthquake, flood or any other event beyond the control of a party, provided that such party promptly notifies the other party thereof and uses reasonable efforts to resume performance as soon as possible.

      9.10 Entire Agreement. This Agreement includes Exhibit A, Exhibit B and Exhibit C and constitutes the entire agreement between the parties and cancels and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof.

      9.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be deemed for all purposes to constitute one and the same instrument.

      9.12 Waiver. All waivers must be in writing. Any waiver or failure to enforce any provision of or exercise its rights under this Agreement on one occasion shall not be deemed a waiver of any other provision or of such provision on any other occasion.


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

      9.13 Construction. The headings of Sections of this Agreement are for convenience and are not to be used in interpreting this Agreement. As used in this Agreement, the word "including" means "including but not limited to".


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

      In witness whereof, the parties have executed this Agreement as of the Effective Date.

CONFLICT SECURITIES ADVISORY GROUP        THE ROOSEVELT INVESTMENT GROUP, INC.


By: /s/ Roger Robinson, Jr.               By: /s/ Adam Sheer
    -----------------------                   --------------

Name: Roger Robinson, Jr.                 Name: Adam Sheer

Title: President & CFO                    Title: President


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

EXHIBIT A

                           SAMPLE CERTIFICATION LETTER


                                   [CSAG LOGO]

             1920 L STREET, N.W., SUITE 210 o WASHINGTON, DC 20036
                  o TEL: (202) 223-8034 o FAX: (202) 835-9066

                    ROGER W. ROBINSON, JR., PRESIDENT AND CEO


Address 1
Address 2
Address 3
Address 4

                                                                 _________, 20__


                  Global Security Risk Screen and Certification


Dear ________,

Per our agreement, CSAG has screened [client's] [ _______ Fund ] to determine whether any of the companies in that portfolio are exposed to global security risk. The standard definition of global security risk is the risk to corporate share value or reputation stemming from: 1) a company's ties to current U.S. State Department-designated terrorist-sponsoring states; or 2) a company's ties to proliferation-related concerns regarding weapons of mass destruction and ballistic missiles.

In determining [client's] exposure to companies that meet the definition provided above, CSAG reviewed the portfolio of companies provided via e-mail by [client] on [date], described as the [ _______ Fund ] (the "Requesting Email"). Accordingly, the findings described in this letter of certification and the attached "Global Security Risk Report" pertain only to the [ _______ Fund ] and not to any other portfolio currently managed by [client]. CSAG makes no representations, warranties or guarantees of any kind with respect to any companies that are not expressly listed in the portfolio attached to the Requesting Email.

To effect this global security risk screening and certification, CSAG cross-referenced the [ _______ Fund ] portfolio against its Global Security Risk Monitor database of publicly-traded companies that are active in Iran, Libya, Syria, Sudan, North Korea and that were active in Iraq while Saddam Hussein was still in power. Upon completion of this screening process, CSAG determined that ________ of the companies currently held by the [ _______ Fund ] is exposed to global security risk. The full profile of that company's activities in terrorist-sponsoring states is enclosed along with a "Global Security Risk Report" that includes CSAG's assessment of the [ _______ Fund's ] overall exposure to global security risk.

CSAG has provided this impartial data solely for informational purposes to assist [client] in evaluating its exposure to global security risk. Any investment or similar decisions by [client], its investors or beneficiaries that involve any of the companies reviewed by CSAG during its screening process shall be done on their own accord and without liability to CSAG. Without limiting the foregoing, [client] and its investors and beneficiaries assume the risk of using or relying on the data, including whether any such data results in any changes in or to the value of the reviewed companies' capital stock.

CSAG certifies that [client] has screened its [ _______ Fund ] for global security risk and has been provided the data required to make more informed decisions with respect to its portfolio companies that may be exposed to global security risk.

CSAG executives are prepared to discuss these findings more fully with [client] at your convenience.


         With kind regards,




         Roger W. Robinson, Jr.
         President and CEO


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

EXHIBIT B

                              LIST OF "CSAG MARKS"

                  1.        The CSAG Logo.

                                  [CSAG LOGO]

                  2.       Trademark: Conflict Securities (TM)


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

EXHIBIT C

             SAMPLE INVESTOR NOTICE PURSUANT TO SECTIONS 3.2 AND 7.3



                             [Roosevelt letterhead]



[Date]


Address 1
Address 2
Address 3
Address 4

Dear [investor]:

Our records indicate that you are invested in the Bull Moose Growth Fund (the "Fund"). We have previously informed you that Conflict Securities Advisory Group has screened the companies in the Fund's portfolio and concluded that the companies in that portfolio are not exposed to global security risk. Global security risk is defined as the risk to corporate share value or reputation stemming from: 1) a company's ties to current U.S. State Department-designated terrorist-sponsoring states; or 2) a company's ties to proliferation-related concerns regarding weapons of mass destruction and ballistic missiles.

Based upon a recent termination of Roosevelt's relationship with Conflict Securities Advisory Group, Conflict Securities Advisory Group will no longer be screening the Fund's investments or portfolios for exposure to global security risk, as defined above. Consequently, Conflict Securities Advisory Group has instructed us to inform you that its certification is no longer effective as of
_______________________.

There are no other changes to the Fund. The Roosevelt Investment Group will continue to manage the Fund, employing the same investment philosophies that have made the Fund a choice for your portfolio over the years.

If you have any questions, please contact ___________.


Sincerely,



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